

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 15, 2009

Via Facsimile and U.S. Mail

Andrew G. Sculley
Chief Executive Officer
eMagin Corporation
3006 Northup Way, Suite 103
Bellevue, WA 98004

> **Re: eMagin Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 23, 2009**
> **File No. 333-160147**

Dear Mr. Sculley:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 53

1. Regarding your response to prior comment 3:

   • Please tell us, with a view to disclosure, whether you are incurring any penalties for reducing the number of shares eligible for resale using this registration statement.

- We are unable to agree with your response that prior comments 2 and 4 in our letter to you dated July 17, 2009 are inapplicable. Therefore, we reissue those comments.

- We reissue comment 5 in our letter to you dated July 17, 2009 which said "Please provide us a table that clearly identifies for each selling stockholder the number of offered securities that were registered for sale in a prior registration statement, the file number of that prior registration statement, and the date that you filed the registration statement. If that prior registration statement was withdrawn, please tell us the reason for the withdrawal and what has changed since the withdrawal that caused you to file this registration statement."

2. Regarding your response to prior comment 4:

- We reissue prior comment 6 in our letter to you dated July 17, 2009 which said "We note the statement in the second paragraph of this section that except 'as described below' the selling stockholders do not have and within the past three years have not had any material relationships with you; however, it does not appear that you included disclosure of such relationships below that statement. For example, we note your relationship with Moriah Capital disclosed on page 27 of this filing."

- We reissue the first and last sentences of comment 7 in our letter to you dated July 17, 2009 which said: "With respect to the shares offered for resale by each selling stockholder that is an entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares offered by that stockholder ….. For example … [w]ho is the natural person that beneficially owns the shares held in the name of Moriah Capital?"

3. Please tell us (1) how Moriah Capital's total beneficial ownership changed between the date of the original filing of your registration statement and the date of the amendment and (2) how the transactions causing the change were exempt from registration under the Securities Act.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Richard A. Friedman, Esq.